APPENDIX C
RESTATED CERTIFICATE OF INCORPORATION

STATE OF DELAWARE
RESTATED CERTIFICATE OF INCORPORATION
OF
COPSYNC, INC.

FIRST:        The name of the Corporation is Copsync, Inc.

SECOND:       Its registered office in the State of Delaware is to be located at 113 Barksdale Professional Center, Newark, Delaware, County of New Castle, Zip Code 19711.  The registered agent in charge thereof is Delaware
              Intercorp.

THIRD:        The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH:        The amount of the total stock of this corporation is authorized to issue is five hundred million (500,000,000) shares of common stock with a par value of $0.0001 per share and 1 million (1,000,000) series A preferred with a par value of $0.0001.